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SECURITI 05036544 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSOURCE, LLC doing business as Southwest Corporate Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7920 Beltline Road, Suite 1100
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Fox 972-861-3150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75201-2997 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005 WASH. DC 178

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce M. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSOURCE, LLC doing business as Southwest Corporate Investment Services, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gayle B Gibson
My Commission Expires
September 30, 2006

Bruce M Fox
Signature

Designated Principal
Title

Gayle B. Gibson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

The Sole Member of
CUSOURCE, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of CUSOURCE, LLC (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2005

CUSOURCE, LLC
Statement of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 3,854,067	$ 3,335,857
Deposit with clearing organization	95,000	95,000
Accounts receivable	8,932	70,204
Other assets	14,162	10,960
Total assets	$ 3,972,161	$ 3,512,021
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$ 264,502	$ 108,978
Total liabilities	264,502	108,978
Member's equity	3,707,659	3,403,043
Total liabilities and member's equity	$ 3,972,161	$ 3,512,021

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Investment advisory fees	$ 2,168,997	$ 2,049,679
Commissions (Note 4)	846,240	1,377,528
Interest income	12,932	7,896
Total revenue	3,028,169	3,435,103
Expense:		
Compensation and benefits	1,339,253	1,250,643
Professional and other fees (Note 4)	891,511	661,338
Advertising and promotions	124,961	81,678
Office operations	101,229	74,013
Information and technology	91,990	109,070
Clearance and safekeeping fees	85,953	98,516
Other	88,656	81,851
Total expense	2,723,553	2,357,109
Net income	$ 304,616	$ 1,077,994

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Changes in Member's Equity
For the Years Ended December 31, 2004 and 2003

	Member Contributed Capital	Retained Earnings	Total
Balances at December 31, 2002	$ 500,000	$ 1,825,049	$ 2,325,049
Net income	-	1,077,994	1,077,994
Balances at December 31, 2003	$ 500,000	$ 2,903,043	$ 3,403,043
Net income	-	304,616	304,616
Balances at December 31, 2004	$ 500,000	$ 3,207,659	$ 3,707,659

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
Statement of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 304,616	$ 1,077,994
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	61,272	12,778
(Increase) decrease in other assets	(3,202)	5,198
Increase (decrease) in accounts payable and accrued liabilities	155,524	(63,666)
Net cash provided by operating activities	518,210	1,032,304
Net increase in cash and cash equivalents	518,210	1,032,304
Cash and cash equivalents at beginning of year	3,335,857	2,303,553
Cash and cash equivalents at end of year	$ 3,854,067	$ 3,335,857

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

CUSOURCE, LLC (the "Company") was formed on March 5, 1998, as a limited liability company under Texas law. The Company is a wholly-owned subsidiary of Southwest Corporate Federal Credit Union ("SCFCU"). The Company does business under the name "Southwest Corporate Investment Services."

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), with various state regulatory agencies, and is a member of the National Association of Securities Dealers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

The Company is also a registered investment advisor with the SEC.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and certificates of deposit which mature within 30 days.

Deposit with Clearing Organization

The deposit with clearing organization includes restricted cash balances required to be on deposit with the Company's clearing broker.

Investment Advisory Fees

Investment advisory fees are based upon total funds under advisement and are calculated monthly. Investment advisory revenue is recorded as earned.

Commissions

Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur.

Reclassifications

Certain amounts on the 2003 financial statements have been reclassified to conform with the 2004 presentation. These reclassifications had no effect on total assets.

3. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6-2/3% of total aggregate indebtedness. Retained earnings may be restricted as to payment of dividends if the ratio of aggregate indebtedness to net capital exceeds 10 to 1, or if net capital is less than 120 percent of the minimum regulatory net capital.

At December 31, 2004, the Company had total net capital and total aggregate indebtedness, as defined, of $248,045 and $264,502, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.07 to 1. Total net capital was 496 percent of the minimum regulatory net capital.

4. Related Party Transactions

SCFCU provides employees and a variety of services to the Company through a management agreement. The Company paid management fees to SCFCU of $429,357 and $421,867 during 2004 and 2003, respectively. SCFCU paid commissions to the Company for the sale of SCFCU share certificates of $531,663 and $621,145 during 2004 and 2003, respectively.

Cash and cash equivalents on deposit at SCFCU at December 31, 2004 and 2003 were $3,439,553 and $3,119,112, respectively.

Accounts receivable at December 31, 2004 and 2003 included receivables from SCFCU of $5,899 and $33,161, respectively. Net payments were made throughout 2004 and 2003 for various inter-company transactions including the management fee and commission payments, SCFCU's remittance of investment advisory fees collected for the Company, and the Company's reimbursement of operating expenditures funded by SCFCU.

5. Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. The federal income tax liability of a Texas limited liability company flows through to its members. SCFCU, the sole member of the Company, is exempt from federal income taxes under the Federal Credit Union Act.

The Company is subject to Texas Franchise Tax. Franchise tax expense for 2004 and 2003 was $48,901 and $35,177, respectively.

6. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities, pursuant to paragraph (k)(2)(ii) of such rule.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counter party's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has no liabilities with regard to the right.

PRICEWATERHOUSECOOPERS

CUSOURCE, LLC

Supplemental Financial Information Required
By Rule 17a-5 under the Securities Exchange Act of 1934
For the Year Ended December 31, 2004

A. Computation of Net Capital under Rule 15c3-1

		Financial Statements 2004
Net capital:		
Total member's equity	$	3,707,659
Less non-allowable assets:		
Deposits with SCFCU		3,439,553
Prepaid expenses		14,162
Receivables from SCFCU		5,899
Net capital	$	248,045
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	264,502
Total aggregate indebtedness	$	264,502

B. Computation of Basic Net Capital Requirement

1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	17,633
2. Minimum dollar net capital requirement		50,000
3. Net capital requirement (greater of 1. or 2.)		50,000
4. Excess net capital		198,045
5. Ratio: aggregate indebtedness to net capital		1.07 to 1

C. Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

D. Information for Possession or Control Requirement Under Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding amounts included in the Company's unaudited Part IIA Focus filing as of December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Sole Member of
CUSOURCE, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CUSOURCE, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Sole Member, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005